EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

March 15, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON FILES PRELIMINARY ECONOMIC ASSESSMENT REPORT

Levon Resources Inc. ("Levon", or the "Company") (TSX Symbol: LVN) is pleased to announce the filing of the Preliminary Economic Assessment for its 100%-owned, 20,000-hectare (49,400-acre) Cordero Project in northwest Mexico, the results of which were previously announced on January 30, 2012.

The Preliminary Economic Assessment, titled “Cordero Project Preliminary Economic Assessment Form 43-101F1 Technical Report” (the “PEA”) is dated March 12, 2012, and was prepared by Dr. Conrad Eugene Huss, P.Eng. of M3 Engineering & Technology Corporation (M3) and by  Herbert E. Welhener of Independent Mining Consultants, Inc., (IMC) each of whom is a “Qualified Person” as such term is defined in NI 43-101 of the Canadian Securities Administrators.  The Preliminary Economic  Assessment is available for download on Levon’s website at www.levon.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The economic analysis provided in the report demonstrates that the project is economically viable. The objectives for Levon’s management team are focused on advancing the Project toward a Prefeasibility Study.

The resource considered in the PEA is the first 4 phases of the near surface 30% portion of a much larger bulk tonnage resource Stage 8 open pit, that is essentially exposed at surface with minimal oxidation and pre-mine stripping, (waste to ore strip ratio of 1.2/1) announced June 21, 2011 (First Resource).  The First Resource has yet to be drilled off to determine its ultimate size and grade characteristics so the planned mining infrastructure can be expanded for improved economies of scale in the district.  Please refer to Levon’s January 30, 2012 news release for further details about the PEA, including information about the conclusions contained in the PEA and the assumptions on which they are based

Dr. Conrad Eugene Huss,  P.Eng., is the independent qualified person who approved the contents of this release. He is the founder and Chairman of the Board of M3 Engineering & Technology Corporation.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company exploring the Cordero bulk tonnage silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, also three mineral properties located in Nevada, USA, namely the Eagle claims, the Norma Sass, and the Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

For more information on Levon's Cordero project and exploration results please visit www.levon.com.

ON BEHALF OF THE BOARD

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and CEO

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, Levon’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Levon’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in Levon’s annual report on Form 20-F for the year ended March 31, 2011, filed with the Canadian securities regulatory authorities, and filed with the United States Securities and Exchange Commission and in other Levon reports and documents filed with applicable securities regulatory authorities from time to time. Levon’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Levon assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.